Earth science tech, inc.

8000 NW 31ST STREET, UNIT 19

DORAL, FL 33122

May 10, 2019

Jonathan Burr

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Earth Science Tech, Inc.
Registration Statement on Form S-1 Filed March 27, 2019
File No. 333-230543

Dear Mr. Burr:

By letter dated April 23, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Earth Science Tech, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on March 27, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1 filed March 27, 2019

Prospectus Summary, page 1

1.	Please revise the discussion of the matter entitled Cromogen Biotechnology Corporation vs. Earth Science Tech, Inc. to describe in more detail the judgment in favor of Cromogen. Specifically indicate the total of the award was $3.99 million. Also revise the risk factor “We are currently under the control of a court appointed receiver” to indicate the total amount of the award.

RESPONSE:	In response to the Staff’s comment, we have revised the discussion of the matter entitled Cromogen Biotechnology Corporation vs. Earth Science Tech, Inc. to describe in more detail the judgment in favor of Cromogen and to indicate the total award in favor of Cromogen. Additionally, we have revised the risk factor “We are currently under the control of a court appointed receiver” to indicate the total amount of the award and added disclosure surrounding the Cromogen Litigation to our Legal Proceedings section.

2.	We note that the Company sought the appointment of the Receiver by the Nevada District Court. Please expand to explain why the Company sought a receiver and clearly address whether the Company was insolvent or in imminent danger of insolvency. Revise your disclosure to address the nature of the receivership, the potential impacts on the Company and what potential outcomes the receivership may have on the Company. Specifically address the potential effects of the receivership on the investors in the current offering. Consider adding a section to the registration statement that addresses receivership in Nevada. We may have further comment.

RESPONSE:	In response to the Staff’s comment, we have provided an explanation as to why the Company sought the appointment of a receiver, clearly stated that the Company is in imminent danger of insolvency, and addressed the nature of the receivership, its impacts on the Company, potential outcomes the receivership may have on the Company, and the effects of the receivership on the investors in the current offering.

Risk Factors, page 11

3.	Please add a risk factor addressing the Company’s liquidity.

RESPONSE:	In response to the Staff’s comment, we added risk factors addressing our liquidity to our Risk Factors section.

Special Information Regarding Forward –Looking Statements, page 11

4.	We note your reference to the safe harbors provided by the Private Securities Litigation Reform Act of 1995. Please remove reference to these safe harbors throughout the prospectus as they are not available for issuers issuing a penny stock.

RESPONSE:	In response to the Staff’s comment, we have removed all references to the safe harbors provided by the Private Securities Litigation Reform Act of 1995.

We may not have access to the full amount under the financing agreement, page 25

5.	We note your statement that the “lowest trading price...was approximately $0.61. At that discounted price, the 5,873,370 shares would only represent $2,866,204.50, which is below the full amount of the Financing Agreement.” We also note your disclosure under “The Offering” section on page 28 which indicates that the lowest trading price was approximately $0.63 which covers the sale of $3,700,223.10 worth of shares. Please revise to reconcile your disclosure as appropriate.

RESPONSE:	In response to the Staff’s comment, we have revised our statements on pages 25 and 28, to reconcile between our disclosures.

Market and Other Information, page 26

6.	We note your statement that your common stock is quoted on the OTCQB Marketplace. We also note you indicate that the last reported sale price of the OTC Pink was $0.64 per share. Please advise us why you reference the OTC Pink market for your share price when your common stock is quoted on the OTCQB Marketplace. Also please revise to provide the disclosure required by Item 201(a)(ii) and 201(a)(iii) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we have removed all references to the OTC Pink Marketplace. We have included the disclosures required by Item 201(a)(ii) and 201(a)(iii) of Regulation S-K.

Description of Securities to be Registered, page 30

7.	Please revise to address the material terms of the outstanding preferred stock. Specifically address the voting and any liquidation preference of the preferred stock.

RESPONSE:	In response to the Staff’s comment, we have addressed the material terms of our outstanding preferred stock.

Information with Respect to the Registrant, page 33

8.	We note your statement regarding the appointment of Strongbow Advisors, Inc. and Robert Stevens as receiver that “Stevens and Strongbow have built a reputation and differentiated themselves by assisting companies with financings and working in the capital markets to help companies raise the capital needed not only to pay debts but to build and grow their businesses. As a result, they are almost hyper-vigilant in protecting their companies’ shareholders and are not focused solely on creditors.” It is our understanding that the receiver, as an agent of the court, is independent and neutral in managing Company operations and trying to preserve the value of the corporation. Please revise your disclosure to clarify that the receiver acts on behalf of the court and that the receiver is neutral and independent in restructuring companies to retain value for the creditors and shareholders.

RESPONSE:	In response to the Staff’s comment, we have revised our disclosure to clarify that the receiver acts on behalf of the court and that the receiver is neutral and independent in restructuring companies to retain value for the creditors and shareholders.

Results of Operations, page 46

9.	Please revise the results of operations to discuss in greater detail the reasons for the changes in the various results of operations. For example, describe the reason for the increase in revenues for the period ended December 31, 2018 as compared to December 31, 2017. See Item 303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release No. 33-8350 (December 29, 2003).

RESPONSE:	In response to the Staff’s comment, we have discussed in greater detail the reasons for the changes in the various results of operations.

The Company’s plan of Operation for the Next Twelve Months, page 46

10.	Please revise to provide a basis for your statement that “we are confident that we will emerge from receivership ... in a better position for our shareholders than we entered into it.” We may have further comment.

RESPONSE:	In response to the Staff’s comment, we have removed our statement with regards to our expected results of the receivership.

Directors, Executive Officers, Promoters, and Control Persons, page 52

11.	Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company.

RESPONSE:	In response to the Staff’s comment, we have briefly discussed the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company.

Executive Compensation, page 55

12.	Please revise Dr. Michel Aube’s total compensation to reflect the compensation paid for the year ended 2018.

RESPONSE:	In response to the Staff’s comment, we have revised Dr. Michel Aube’s total compensation to reflect the compensation paid for the year ended 2018.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 57

13.	Please revise to update the information in the beneficial ownership table to the most recent practicable date. See Item 403 of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we have updated the information in the beneficial ownership table to the most recent practicable date.

Transactions with Related Persons, page 59

14.	Please identify the stockholder who has notes payable by the Company that are in default. See Item 404 of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we have identified the stockholder who has notes payable by the Company that are in default.

Other Expenses of Issuance and Distribution, page II-1

15.	Please revise to provide a statement of all expenses in connection with the issuance and distribution of the securities being registered as required by Item 511 of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we have provided a statement of all expenses in connection with the issuance and distribution of the securities being registered.

Recent Sales of Unregistered Securities, page II-2

16.	Please revise to state the aggregate amount of consideration for each offering and also briefly state the facts relied upon to make the exemption available for each of the noted offerings. See Item 701(d) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we have stated the aggregate amount of consideration for each offering under the Recent Sales of Unregistered Securities section.

Exhibit 5.1 Opinion of Lucosky Brookman LLP, page II-8

17.	We note you indicate in the Lucosky Brookman legality opinion that “this opinion is based upon currently existing statues, regulations, rules and judicial decisions” but you do not identify Nevada as the law being referenced. Please revise the legality opinion to refer to Nevada law as the law applicable to the legality opinion.

RESPONSE:	In response to the Staff’s comment, the legality opinion by Lucosky Brookman LLP was revised to refer to Nevada law as the law applicable to the legality opinion.

Exhibits, page II-8

18.	We refer to exhibit 10.4. Please comply with Securities Exchange Act Rule 12b-12(d) regarding English language translations and summaries of foreign language documents.

RESPONSE:	In response to the Staff’s comment, we have provided a fully translated version of exhibit 10.4.

Signatures, page II-10

19.	Please have your Principal Executive Officer, Principal Financial Officer, your Controller or Principal Accounting Officer and the majority of your board of directors sign the registration statement. See Instruction 1 to Signatures of Form S-1.

RESPONSE:	In response to the Staff’s comment, we had our Principal Executive Officer, Principal Financial Officer, and the majority of our board of directors sign the registration statement.

General

20.	Please add a section and relevant disclosure in the prospectus which addresses the Company’s legal proceedings. See Item 103 of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we added a section and relevant disclosure in the business section of the prospectus which addresses the Company’s legal proceedings.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Nickolas Tabraue

President

Earth Science Tech, Inc.

8000 NW 31st Street, Unit 19

Doral, FL 33122